August 21, 2024

Troy Adair
Executive Vice President, Secretary and Chief Financial Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

       Re: Farmers National Banc Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-35296
Dear Troy Adair:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance